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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2008

                          Commission File No. 000-30752

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

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                                 DOCUMENTS INDEX

Documents Description

1. Press Release dated May 7, 2008: AEterna Zentaris Reports First Quarter 2008 Financial and Operating Results

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                                                         Aeterna Zentaris [LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aezsinc.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS REPORTS FIRST QUARTER 2008 FINANCIAL AND OPERATING RESULTS

ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, MAY 7, 2008 - AEterna Zentaris Inc. (NASDAQ: AEZS, TSX:
AEZ), a global biopharmaceutical company focused on endocrinology and oncology, today reported financial and operating results for the first quarter ended March 31, 2008.

FIRST QUARTER 2008 HIGHLIGHTS

     - Cetrorelix: first patients treated in second efficacy trial of the Phase 3 program in benign prostatic hyperplasia (BPH);

     - AEZS-108: first patients treated in Phase 2 trial in ovarian and endometrial cancers;

     - Miltefosine (Impavido(R)): rights sold to Paladin Labs Inc. (TSX:PLB) for approximately $8.9 million.

SUBSEQUENT TO FIRST QUARTER END

     - Cetrorelix: recruitment of 600 patients completed for first efficacy trial of the Phase 3 program in BPH;

     - Juergen Ernst, AEterna Zentaris Chairman, appointed Interim President and CEO, replacing David J. Mazzo. Departure of Ellen McDonald, Senior Vice President, Business Operations and Chief Business Officer;

     - Board member Jose P. Dorais appointed to the Corporate Governance, Nominating and Human Resources Committee, replacing Mr. Juergen Ernst, the Company's Chairman of the Board and Interim President and CEO, who had previously stepped down from the committee in connection with his appointment as Interim President and CEO.

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Juergen Ernst, Chairman, Interim President and CEO at AEterna Zentaris
commented, "During the quarter, we continued to move forward with our Phase 3 program in BPH with our lead compound cetrorelix, as we completed patient recruitment for our first efficacy trial in North America and started patient dosing in our second similar efficacy trial in Europe. We also achieved an important milestone with our lead oncology compound AEZS-108, as we started patient dosing for our Phase 2 trial in endometrial and ovarian cancer. Subsequent to quarter end, we had to make important changes to our management team in order not to stray from our corporate strategy which is based on the following priorities: concentrate on the advancement of our lead value-drivers cetrorelix in BPH and AEZS-108 in oncology, pursue strategic partnership opportunities for cetrorelix and other compounds from our rich pipeline, continue monetizing our non-core assets to provide additional sources of non-dilutive funding and apply strict control of our burn-rate. We believe that by staying the course with our strategy, we will be able to meet our mid and long-term goals for the benefit of both patients and shareholders."

CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2008

CONSOLIDATED REVENUES were $9.7 million for the three-month period ended March 31, 2008 compared to $9.2 million for the same period in 2007. The increase in revenues is primarily related to additional sales of Cetrotide(R) to Merck Sereno, mainly offset by decreased sales activities of Impavido(R) and Cetrotide(R) in Japan, as well as a reduction in license fees revenues related to services rendered through our collaborations with Spectrum Pharmaceuticals, Inc. and Keryx Biopharmaceuticals, Inc.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES were $4.4 million for the three-month period ended March 31, 2008 compared to $4.9 million for the same period in 2007. The decrease in SG&A expenses for the three-month period ended March 31, 2008, compared to the same period in 2007, is primarily due to non-recurring corporate expenses related to organizational changes that were implemented in the first quarter of 2007. A decrease in selling expenses was further impacted by lower royalties and commission expenses related to lower sales volumes of Cetrotide(R) in Japan and Impavido(R).

CONSOLIDATED R&D COSTS, NET OF TAX CREDITS AND GRANTS were $13.7 million for the three-month period ended March 31, 2008 compared to $7.9 million for the same period in 2007. Additional R&D expenses of $5.8 million spent in the first quarter 2008 compared to the same period in 2007 are mainly related to the advancement of our lead product cetrorelix in Phase 3 for BPH, as well as further advancement of targeted, earlier-stage development programs including AEZS-108 and AEZS-112, our tubulin inhibitor, both of which are in oncology.

CONSOLIDATED NET LOSS for the three-month period ended March 31, 2008 was $10.9 million or $0.20 per basic and diluted share, compared to $5.1 million or $0.10 per basic and diluted share for the same period in 2007. The increase in net loss is primarily attributable to the increased R&D costs related to the advancement of cetrorelix in Phase 3 for the treatment of BPH.

The consolidated cash and short-term investments were $38.7 million as of March 31, 2008.


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CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 4:00 p.m. Eastern Time today, Wednesday, May 7, to discuss first quarter 2008 results.

To participate in the live conference call by telephone, please dial 416-644-3425, 514-807-8791 or 800-796-7558. Individuals interested in listening to the conference call on the Internet may do so by visiting www.aezsinc.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aezsinc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

                                      -30-

CONTACTS

INVESTOR RELATIONS
Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
(908) 330-5188
dturpin@aezsinc.com

MEDIA RELATIONS
Paul Burroughs
Director of Communications
(418) 575-8982
pburroughs@aezsinc.com

ATTACHMENT: Financial summary


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(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE
AND PER SHARE DATA)

                                                        THREE MONTHS ENDED
CONSOLIDATED RESULTS                                         MARCH 31,
UNAUDITED                                                2008         2007
-----------------------------------------------------------------------------
REVENUES
Sales and royalties                                  $     7,942  $     7,204
License fees                                               1,806        2,029
                                                     ------------------------
                                                           9,748        9,233
                                                     ------------------------
OPERATING EXPENSES
Cost of sales                                              4,604        3,310
Selling, general and administrative                        4,404        4,892
R&D costs, net of tax credits                             13,689        7,907
Depreciation and amortization                              1,209        1,427
                                                     ------------------------
                                                          23,906       17,536
                                                     ------------------------
LOSS FROM OPERATIONS                                     (14,158)      (8,303)
                                                     ------------------------
OTHER REVENUES NET OF EXPENSES                             3,292          616
INCOME TAX RECOVERY                                           --        2,544
                                                     ------------------------
NET LOSS FROM CONTINUING OPERATIONS                      (10,866)      (5,143)
NET EARNINGS FROM DISCONTINUED OPERATIONS                     --           33
                                                     ------------------------
NET LOSS                                                 (10,866)      (5,110)
                                                     ========================
NET LOSS PER SHARE FROM CONTINUING OPERATIONS
   Basic and diluted                                       (0.20)       (0.10)
NET EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS
   Basic and diluted                                          --           --
NET LOSS PER SHARE
   Basic and diluted                                       (0.20)       (0.10)
WEIGHTED AVERAGE NUMBER OF SHARES
   Basic and diluted                                  53,187,470   53,179,470

(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE
AND PER SHARE DATA)

CONSOLIDATED BALANCE SHEETS                            MARCH 31,   December 31,
UNAUDITED                                                2008          2007
-------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS                        $ 38,714      $ 41,387
OTHER CURRENT ASSETS                                     18,527        18,193
                                                       ----------------------
                                                         57,241        59,580
LONG-TERM ASSETS                                         60,281        63,783
                                                       ----------------------
TOTAL ASSETS                                            117,522       123,363
                                                       ======================
CURRENT LIABILITIES                                      26,135        22,255
OTHER LONG-TERM LIABILITIES                              13,354        12,517
                                                       ----------------------
                                                         39,489        34,772
SHAREHOLDERS' EQUITY                                     78,033        88,591
                                                       ----------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              117,522       123,363
                                                       ======================


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AETERNA ZENTARIS INC.


Date: May 8, 2008                       By: /s/ Dennis Turpin
                                            ------------------------------------
                                            Dennis Turpin
                                            Senior Vice President,
                                            Chief Financial Officer